BELL,BOYD & LLOYD LLP

70 West Madison Street, Suite 3100  •  Chicago, Illinois  60602-4207
312.372.1121  •  Fax 312.827.8000

December 7, 2007

Mr. Hugh West

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advance America, Cash Advance Centers, Inc.
Form 10-K for the Fiscal Year ended December 31, 2006
File No. 001-32363

Dear Mr. West:

On behalf of Advance America, Cash Advance Centers, Inc., a Delaware corporation (the “Company”), we are pleased to submit this response to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) set forth in your letter dated November 8, 2007, to Patrick O’Shaughnessy, Executive Vice President and Chief Financial Officer of the Company, with respect to the Company’s Form 10-K for the Fiscal Year ended December 31, 2006 (the “2006 Form 10-K”).

For your convenience, we set forth each comment (each a “Comment”) from your letter in bold typeface and include the Company’s response below it.  Capitalized terms used and not defined herein have the respective meanings assigned to them in the 2006 Form 10-K.  All references to page numbers and captions correspond to the page numbers and captions in the 2006 Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

1.              We note your disclosure on page 42 that customers may be permitted to enter into an extended payment plan if the customer is unable to meet his or her current repayment obligations.  In the interest of transparency, please revise future filings to disclose the use of “rollovers” and “renewals” by customers and explain whether you place limits or restrictions on the amount of consecutive rollovers/renewals available to each customer.  Please provide us with a draft of your intended revisions.

In response to your comment to disclose the use of “rollovers” and “renewals” by customers and whether the Company limits or restricts the amount of consecutive transactions available to each customer, the Company will incorporate the following additional disclosure in its future filings:

“Generally, when customers return to a center to repay their advances they may:  (1) pay their outstanding advances in full; (2) pay their outstanding advances in full and enter into a new advance on the same date; or (3) in some states, extend their outstanding advance by paying only the applicable charges (which we refer to as a rollover).  Our policy regarding rollovers is based on the Community Financial Services Association of America’s (CFSA) Best Practices for the payday cash advance service industry and the various applicable state laws, which do not make a consistent distinction among stand-alone, rollover, and other types of consecutive transactions.  Currently, we generally limit transactions to the lower of either four rollovers or the applicable state limit.  Other than in regard to compliance with this policy, we do not systematically gather, review, or analyze whether a transaction may be considered a rollover transaction because this distinction is not consistent under the various applicable statutes and we do not believe this distinction is relevant to our revenue analysis.”

Critical Accounting and Use of Estimates

Provision for Doubtful Accounts and Agency Bank Losses, Allowance for Doubtful Accounts and Accrual for Excess Bank Losses, page 46

2.              To help us better understand your allowance methodology, and in an effort to provide greater transparency surrounding this critical accounting estimate, please provide us with, and disclose in future filings, the following:

•                  More clearly explain the statistical model and assumptions used to determine your allowance for doubtful accounts;

•                  Explain whether your allowance model relies on an aging of your receivables, and if so, provide your aging (in tabular format) in future filings;

•                  Considering the point noted above, discuss how receivables that have been rolled over or renewed are aged;

•                  Quantify the amount of charge-offs and recoveries in each of the periods presented that relate to receivables that were originated in prior periods (specify which prior period);

•                  Disclose the day’s sales outstanding (DSO) for each period presented, and discuss the reasons for significant changes between periods; and

•                  Disclose your target for day’s sales outstanding and discuss the reasons why actual day’s sales outstanding differ from your target.

(i)                                     More clearly explain the statistical model and assumptions used to determine your allowance for doubtful accounts;

The Company believes that the disclosure related to its allowance for doubtful accounts contains the correct level of detail to be meaningful to the reader.  The Company believes that the key points to the reader are that:

•                  the models are based on a statistical analysis of historical charge-off and recovery rates for various categories of transactions, including product type, state or other jurisdiction in which the transaction occurred, and frequency of customer transactions; and

•                  management periodically reassesses the appropriateness and accuracy of the models, methodology, and assumptions and incorporates corresponding modifications as appropriate.

However, the Company proposes to add the following to its disclosures regarding the determination of its allowance:

“The analytical models take into account a number of factors including the type of advance or product, the state in which the transaction occurred, the frequency of customer transactions, charge-off rates, customer checks returned for non-sufficient funds (“NSFs”), and ultimate recoveries on charge-offs.  The historical final charge-off rates by each category are then applied to the current account balances by category and aggregated to yield a total preliminary allowance rate for doubtful accounts.  This allowance is further adjusted for additional factors such as changes in state laws, center closings, length of time centers have been open in a state, relative mix of new centers within a state, introductions of new products or services, and other factors management considers relevant to determine whether the results from the analytical models should be revised.”

(ii)                                  Explain whether your allowance model relies on an aging of your receivables, and if so, provide your aging (in tabular format) in future filings;

Given the relatively short term of a loan (approximately 16 days on average) and the charge-off policy that results in items being charged-off 60 days from NSF date (unless certain payment thresholds are met), we do not believe aging is a significant factor in estimating the uncollectible accounts and therefore it is not a factor used in the analysis.  To clarify this, the Company proposes to add the following disclosure:

“Because of the short-term nature of our products and the charge-off process, aging of accounts is not a distinct component of the analysis.”

(iii)                               Considering the point noted above, discuss how receivables that have been rolled over or renewed are aged;

As discussed above, the Company does not age its receivables, but renewals and rollovers are counted with other consecutive transactions to determine the category in which accounts are analyzed, with historic default rates based on multiple consecutive transactions impacting the allowance for similar current accounts.  As revised above, the Company believes its disclosures are complete.

(iv)                              Quantify the amount of charge-offs and recoveries in each of the periods presented that relate to receivables that were originated in prior periods (specify which prior period);

The average duration for a payday loan is approximately 16 days.  For those items that are returned NSF (which represent less than 10% of originations), adding in the time in transit and a 60-day period before charge-off, the substantial majority of the charge-offs occur within a relatively short period of time.  While the Company does not keep specific statistics on collections in/out of period, the substantial majority of collections of previously charged-off accounts occurs within 180 days of NSF date and is concentrated around the tax season.

(v)                                 Disclose the day’s sales outstanding (DSO) for each period presented, and discuss the reasons for significant changes between periods; and

The Company does not believe that the DSO statistic is meaningful to its business.  As a result, it does not track, analyze, or disclose that statistic.  The Company does regularly disclose the average duration of its payday advances, which it believes is a more relevant statistic.

(vi)                              Disclose your target for day’s sales outstanding and discuss the reasons why actual day’s sales outstanding differ from your target.

Because the Company does not believe that the DSO statistic is meaningful to its business, it does not establish DSO targets.

Financial Statements and Supplementary Data

Consolidated Statements of Income, page 69

3.              We note your presentation of total revenues and net revenues (i.e., revenues, net of provision for doubtful accounts and agency bank losses).  Tell us how you determined this presentation (here and throughout your annual report) is consistent with Rule 5-03 of Regulation S-X.  Please advise in all future exchange act filings to present your provision for doubtful accounts and agency bank losses as a component of center expenses.

In response to Comment 3, the Company notes that Staff Accounting Bulletin 69, “Application of Article 9 and Guide 3 to Non-Bank Holding Companies,” and Staff Accounting Bulletin Topic 11 — “Miscellaneous Disclosures” extends the applicability of the requirements of those pronouncements to other registrants engaged in lending and deposit activities similar to those of bank holding companies. Furthermore, the Company notes that no specific guidance as to the form and content of financial statements or supplemental disclosures has been promulgated for registrants that are not bank holding companies but which are engaged in similar lending activities.

Article 9 of Regulation S-X specifies the form and content of and requirements for financial statements for bank holding companies.  While applying literally only to bank holding companies, the Company believes that the “net interest income” presentation format (or style) outlined in Rule 9-04 is relevant and meaningful given the Company’s material lending activities.  Accordingly, the Company believes that the proper presentation of the “provision for doubtful accounts and agency bank losses” is a reduction of total revenues to arrive at “net revenues” for the periods presented.  The Company believes it has provided these disclosures from Article 9 that it considers material and notes that this presentation has been consistently applied in all of its filings with the Commission and the Company believes the components of “net revenues” are clearly defined and transparent to the users of the Company’s consolidated financial statements and footnotes.

4.              We note that during 2006 you discontinued the use of your agency business model.  We also note that during the periods presented you have discontinued offering services in several states by closing all of the centers located in those states.  Tell us how you considered the guidance in paragraphs 41-44 of SFAS 144 in determining whether such operations should be reported as discontinued operations in your Consolidated Statements of Income.  Please advise or revise as necessary.

The Company does not believe that the cessation of the agency business model constituted a discontinued operation under the guidance in SFAS 144 because the two conditions outlined in paragraph 43 of SFAS 144 (and reproduced below) have not been met.

“(a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.”

The Company considers the relevant component of the entity as defined by SFAS No. 144 for this purpose to be the operating center, and not the lending methodology, and has evaluated the discontinued operations at this level.  Under both the standard and agency business models, a similar group of customers were being serviced by the Company, the economics of the products were similar, and the delivery and collection efforts were substantially the same.  Accordingly, the phasing out of the agency model and the introduction of the alternative products did not eliminate the cash flow of the component, nor did it cause a meaningful reduction in the level of involvement in the operations of the component by the Company.

The Company considers center and state closings on a case-by-case basis.  For those centers closed in North Carolina and Georgia, the Company continued to expend significant time and financial resources to develop alternative lending products to service the customer group impacted by the closures.  While the cash flow from revenue producing activities was interrupted, the cash outflows related to the development of new products, efforts to monitor state lending laws, efforts to lobby state legislatures and federal regulatory bodies to introduce and pass suitable lending guidelines for the payday industry, and expenses related to ongoing legal actions continued.  Accordingly, the Company believes that the guidance provided in SFAS 144 and EITF 03-13, and the emphasis incorporated into the standard that the Company have no significant continuing involvement in the operations of a component after its disposal, have not been met and therefore the financial results should not be reported as discontinued operations.

During the third quarter of 2007, the Company closed its centers in Oregon.  While in this case the Company does not currently intend to expend significant financial resources during the next twelve months pursuing alternative methods for conducting business in Oregon, the center operations in Oregon were not considered material to the Company’s overall results from operations.  Therefore, the Company believes the closing of its Oregon centers also should not be reported as discontinued operations.

* * * *

The Company has advised us that the Company acknowledges the following:

•                  that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the United States Securities and Exchange Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.  If you have any further questions or comments, please contact me at (312) 807-4383.  My fax number is (312) 827-8001.

Very truly yours,

/S/ D. MARK MCMILLAN
D. Mark McMillan

Copies to	William J. Schroeder Securities and Exchange Commission

Kenneth E. Compton President and Chief Executive Officer Advance America, Cash Advance Centers, Inc.

J. Patrick O’Shaughnessy Executive Vice President and Chief Financial Officer Advance America, Cash Advance Centers, Inc.